MAIL STOP 3561

November 5, 2007

John Ruddy
Chief Executive Officer
Nanoscience Technologies, Inc.
281 Eighth Street
Jersey City, NJ 07302

      Re: **Nanoscience Technologies, Inc.**
              Form 10-KSB for the Fiscal Year Ended September 30, 2006
              Filed January 16, 2007
              File No. 000-26067

Dear Mr. Ruddy:

      We issued comments to you on the above captioned filing(s) on June 21, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 19, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by November 19, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services